FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer pursuant to Rule 13-a-16 or 15d-16
of the Securities Exchange Act of 1934

FOR THE MONTH OF APRIL, 2003

COMMISSION FILE NUMBER  1-15150

The Dome Tower

Suite 3000, 333 – 7th Avenue S.W.

Calgary, Alberta

Canada T2P 2Z1

(403) 298-2200

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.                   Form 20-F ☐                 Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ☐	No ☒

Indicate by check mark whether, by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the securities Exchange Act of 1934.

Yes ☐	No ☒

EXHIBIT INDEX

EXHIBIT 1                                      ENERPLUS ANNOUNCES THE SUCCESSFUL COMPLETION OF THE INTERNALIZATION OF THE MANAGEMENT CONTRACT

EXHIBIT 1

FOR IMMEDIATE RELEASE

April 24, 2003

Enerplus Resources Fund

TSX:  ERF.un

NYSE:  ERF

ENERPLUS COMPLETES INTERNALIZATION
OF MANAGEMENT CONTRACT

Enerplus Resources Fund (“Enerplus”) is pleased to announce that, following the receipt of Unitholder approval today, it has completed the previously announced purchase of Enerplus Global Energy Management Company (“EGEM”), owner of the Enerplus management contract, thereby eliminating all external management fees going forward.

At the Annual General and Special Meeting held today, approximately 97% of the units voted by Unitholders were in favour of the resolution to internalize the management contract. In addition, Enerplus Unitholders voted in favour of the re-election of the Board of Directors, the auditors of the Fund and to amend the trust unit rights plan as outlined in the information circular.

Mr. Gordon J. Kerr, President & Chief Executive Officer, stated that, “We are very pleased with the results of this vote and believe that the transaction is beneficial to Enerplus Unitholders through an increase in net asset value and cash flow.  The elimination of management fees will also improve the Fund’s competitiveness in the acquisition market and enhance the Fund’s attraction to institutional investors.”

Established in 1986, Enerplus Resources Fund is North America’s largest conventional oil and natural gas trust with a diversified portfolio of producing properties and a reserve life index in excess of 13 years. Trading on both the Toronto Stock Exchange and the New York Stock Exchange, Enerplus offers investors monthly cash distributions and is an eligible investment for all RRSPs, RRIFs, IRAs and RESPs.

For more information, please contact Eric Tremblay, Senior Vice President, Capital Markets, or Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

This news release contains certain forward-looking statements, which are based on Enerplus' current internal expectations, estimates, projections, assumptions and beliefs. Some of the forward-looking statements may be identified by words such as "expects", "anticipates", "believes", "projects", "plans" and similar expressions. These statements are not guarantees of future performance and involve a number of risks and uncertainties. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, changes in general economic, market and business conditions; changes or fluctuations in production levels, commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; changes to legislation, investment eligibility or investment criteria; Enerplus' ability to comply with current and future environmental or other laws; Enerplus' success at acquisition, exploitation and development of reserves; actions by governmental or regulatory authorities including increasing taxes, changes in investment or other regulations; and the occurrence of unexpected events involved in the operation and development of oil and gas properties. Many of these risks and uncertainties are described in Enerplus' 2001 Annual Information Form and Enerplus' Management's Discussion and Analysis. Readers are also referred to risk factors described in other documents Enerplus files with the Canadian and U.S. securities authorities. Copies of these documents are available without charge from Enerplus. Enerplus disclaims any responsibility to update these forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERPLUS RESOURCES FUND

BY:	/s/ Christina S. Meeuwsen
Christina S. Meeuwsen
Assistant Corporate Secretary

DATE: April 24, 2003